UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:    July 28, 2005                     /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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BRITISH      Ministry of Finance              Mailing Address:
COLUMBIA     Corporate and Personal           PO Box 9431 Stn Prov Govt
             Property Registries              Victoria BC V8W 9V3
             www.corporateonline.gov.bc.ca
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                               NOTICE OF ARTICLES          CERTIFIED COPY
                                                    Of a Document filed with the
                                                    Province of British Columbia
                                                       Registrar of Companies
                            BUSINESS CORPORATION ACT
                                                          /s/  J.S. POWELL
                                                          ----------------
                                                            J S Powell
                                                           June 29, 2004

    ------------------------------------------------------------------------

    This Notice of Articles was issued by the Registrar on June 29, 2004 11:34 AM Pacific Time

    Incorporation Number: BC0599161

    Recognition Date: Incorporated on January 11, 2000

    ------------------------------------------------------------------------


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                               NOTICE OF ARTICLES

NAME OF COMPANY:

TUMI RESOURCES LIMITED

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REGISTERED OFFICE INFORMATION

Mailing Address:                        Delivery Address:
1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7

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RECORDS OFFICE INFORMATION

Mailing Address:                        Delivery Address:
1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7

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DIRECTOR INFORMATION

LastName, First Name, Middle Name:

LIM, Harvey

Mailing Address:                        Delivery Address:
1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7

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LastName, First Name, Middle Name:

HENSTRIDGE, David A.

Mailing Address:                        Delivery Address:
1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7

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LastName, First Name, Middle Name:

DEMARE, Nick

Mailing Address:                        Delivery Address:
1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7

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AUTHORIZED SHARE STRUCTURE
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1.  No Maximum          Common Shares                   Without Par Value

                                                        With Special Rights or
                                                        Restrictions attached
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